United States
Securities and Exchange Commission
Washington, D.C.  20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant To Rule 13a-16 or 15d-16
of the
Securities Exchange Act of 1934

For the month of February, 2006

GRUMA, S.A. de C.V. (GRUMA, INC.)
(Translation of Registrant's name into English)

Calzada del Valle Ote. 407
Col. Del Valle, San Pedro Garza Garcia, N.L. Mexico 66220
(Address of principal office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F  X  Form 40-F ___

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ___ No  X

CONTENTS
* Notice of exchange of share certificates

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRUMA, S.A. de C.V.

By     /s/ Raul Alonso Pelaez Cano

___________________________
Raul Alonso Pelaez Cano
Chief Financial Officer
Date: February 16, 2006

NOTICE OF EXCHANGE OF SHARE CERTIFICATES

To all the shareholders of GRUMA, S.A. DE C.V., it is informed that due to the amendments to the Company's Bylaws approved by the General Extraordinary Shareholders' Meeting held on December 15, 2005, in accordance with the resolutions taken by said Meeting and as provided by article 140 of the ''Ley General de Sociedades Mercantiles'' (Mexican Corporate Law), the Company will proceed with the delivery and exchange of the new share certificates issued by the Company, representative of the Company's capital stock, as follows:

1. Beginning February 23, 2006, the new share certificates (without coupons) representing the series B shares, with the amendments, will be at the disposal of the shareholders.
2. The new share certificates will be delivered to the Company's shareholders, against the delivery made to the Company by such shareholders, of the 2004 share certificates, without coupons, representing the series B shares, at the offices of the Company located in Ave. Calzada del Valle No. 407 Oriente, Colonia del Valle, San Pedro Garza Garcia, Nuevo Leon, during business days and hours.
3. The shareholders will have the right to receive for each issued and outstanding share represented by the 2004 share certificates in circulation, one share represented by the 2006 share certificates of the same series. It is reminded to the shareholders that in order to proceed with the share exchange, it is required that the 2004 share certificates of their property, are duly registered in the Share Registry of the Company. If someone does not have the aforementioned registration and wishes to proceed with it, aside from presenting the information containing name, nationality and domicile, they must exhibit: the 2004 share certificates duly issued to their name, endorsed in their favor, or transferred to them by any other legal mean; their ''Registro Federal de Contribuyentes'' (Federal Taxpayer Registry) ID card; and if it is the case, the evidence of withholding and payment by the seller of the shares, of the Income Tax caused, in compliance with articles 26, section XI and 27 of the ''Codigo Fiscal de la Federacion'' (Mexican Tax Code).
4. On the other hand, regarding shares deposited in the S.D. Indeval, S.A. de C.V., Institucion para el Deposito de Valores, the exercise of this right will be carried out in accordance with the applicable legal and administrative provisions.

Monterrey, Nuevo Leon, February 16, 2006

LIC. SALVADOR VARGAS GUAJARDO
Secretary of the Board of Directors

GRUMA, S.A. DE C..V.